CERTIFICATE OF FORMATION
OF
GECB Equipment Funding, LLC

This Certificate of Formation of GECB Equipment Funding, LLC, dated as of November 16, 2012, has been duly executed and is being filed by John Benton, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del.C.§18-101, et seq.).

1.	The name of the limited liability company is GECB Equipment Funding, LLC (the “LLC”).

2.	The address of the registered office of the LLC in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware, 19801. The name of the registered agent of the LLC at such address is The Corporation Trust Company.

3.	This Certificate of Formation shall be effective as of its filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of the LLC this 16th day of November, 2012.

By:	/s/ John Benton
Name:	John Benton
Title:	Authorized Person